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June 30, 2020	Nathan D. Somogie
T +1 617 951 7326
nathan.somogie@ropesgray.com

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Primark Private Equity Fund

Registration Statement on Form N-2

Ladies and Gentlemen:

We are filing today via EDGAR a Registration Statement on Form N-2 pursuant to the Securities Act of 1933, as amended (the “1933 Act”), and the Investment Company Act of 1940, as amended, on behalf of Primark Private Equity Fund, a Delaware statutory trust (the “Fund”). The Fund has filed via EDGAR a Notification of Registration on Form N-8A in conjunction with this filing.

Pursuant to Section 6 of the 1933 Act, we have calculated the Registration Fees and have wired such fees in the amount of $129.80 to the Securities and Exchange Commission.

If you have any questions or need any clarification concerning the foregoing or this transmission, please call the undersigned at (617) 951-7326.

Very truly yours,

/s/ Nathan D. Somogie
Nathan D. Somogie

cc:	Michael Bell
Gregory C. Davis
Paulita A. Pike